Exhibit 99.1

Media Relations Contacts

Lucas van Grinsven - Corporate Communications - +31 40 268 3949 - Veldhoven, the Netherlands

Investor Relations Contacts

Craig DeYoung - Investor Relations - +1 480 383 4005 - Tempe, Arizona, USA

Franki D’Hoore - Investor Relations - +31 40 268 6494 - Veldhoven, the Netherlands

ASML discloses results of Annual General Meeting of Shareholders

VELDHOVEN, the Netherlands, 24 April 2013 - ASML Holding NV (ASML) today announces the results of its Annual General Meeting of Shareholders held on 24 April 2013.

The General Meeting of Shareholders adopted ASML’s statutory financial statements for the financial year 2012.

In addition, the General Meeting of Shareholders approved the following items:

•	Discharge of the members of the Board of Management and the Supervisory Board from liability for their responsibilities in the financial year 2012.

•	Proposal to adopt a 2012 dividend of EUR 0.53 per ordinary share of EUR 0.09.

•	Proposal to adopt the revised Remuneration Policy for the Board of Management of ASML Holding N.V. (version 2014)

•	The maximum number of shares for the Board of Management for respectively 2013 and 2014 and subsequent years, and the maximum number of stock options, respectively shares, for employees.

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The reappointment of Mmes. Van den Burg and Van der Meer Mohr, and of Mr. Ziebart, and the appointment of Mr. Grose and Ms. Smits-Nusteling as members of the Supervisory Board effective April 24, 2013.

•	The reappointment of the External Auditor for the reporting year 2014.

•	Proposal to authorize the Board of Management for a period of 18 months from April 24, 2013: (i) to issue shares or rights to subscribe for shares in the capital of the Company.

limited to 5 percent of the issued share capital of the Company at the time of the authorization; (ii) to issue an additional 5 percent of the issued share capital only in connection with mergers, acquisitions and/or (strategic) alliances; and (iii) to authorize the Board of Management to restrict or exclude the pre-emption rights in connection with any such issuance, all subject to the approval of the Supervisory Board.

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Proposal to extend the existing authority of the Board of Management to acquire through October 24, 2014 a maximum of 20% of ASML’s outstanding share capital, subject to the approval of the Supervisory Board. The shares can be acquired at a price between the nominal value of the shares acquired and 110 percent of the average market price for these securities on Euronext Amsterdam or Nasdaq Global Select Market. The AGM also authorized the cancellation of up to 20% of the outstanding share capital of ASML as of April 24, 2013.

The following subjects were also discussed at the General Meeting of Shareholders:

•	The Company’s business, financial situation and sustainability.

•	ASML’s Corporate Governance and 2012 Remuneration Report.

•	ASML’s reserves and dividend policy.

•	The rationale for and further explanation on the leadership succession within the Board of Management as announced in last week’s press release.

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The notification of the intended extension of the appointment term of Mr. Frits van Hout as member of the Board of Management of ASML Holding N.V. The reappointment of Frits van Hout is effective as of this AGM.

•	Composition of the Supervisory Board in 2014: Messrs. O. Bilous and F.W. Fröhlich will retire by rotation in 2014.

The presentation given at the Annual General Meeting of Shareholders and the recording of an audio webcast are available at www.asml.com.

About ASML

ASML is one of the world’s leading providers of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has 8,625 employees on payroll (expressed in full time equivalents), serving chip manufacturers in more than 55 locations in 16 countries. More information about our company, our products and technology, and career opportunities is available on our website: www.asml.com.

Forward Looking Statements

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of systems backlog, IC unit demand, financial results, average selling price, gross margin and expenses, dividend policy and intention to repurchase shares and resignations and appointments of executive officers. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, available cash, distributable reserves for dividend payments and share repurchases, our ability to successfully complete the Cymer transaction, including the ability to obtain regulatory approval for the merger, the satisfaction of other conditions to the closing of the merger and the possibility that the length of time necessary to consummate the merger may be longer than anticipated, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

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